SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[September 16, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________________

SIGNATURES
METSO TO DELIVER A BOARD MACHINE TO SMURFIT ESPANA IN MENGIBAR, SPAIN

SIGNATURES

Date September 16, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO DELIVER A BOARD MACHINE TO SMURFIT ESPAÑA IN MENGIBAR, SPAIN

(Helsinki, Finland, September 16, 2004) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area, Metso Paper, will supply a board machine designed for the manufacture of high quality recycled packaging grades to Smurfit España S.A. in Mengibar, Spain. The machine will start up in mid-2005. The value of the delivery is approximately EUR 20 million.

The width of the board machine is 5.55 meters and it will have a design speed of 1000 m/min. It will produce two-ply fluting, test liner, white top test liner (WTTL, WTTLC) in the 80–200 g/m 2 basis weight range, and have a daily production capacity of 700 tonnes.

Smurfit España S.A.’s Mengibar mill is located in the Jaén area, approximately 100 km north of Grenada. The company belongs to the Jefferson Smurfit Group and is one of the largest producers of high-quality packaging products in Spain.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. It has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Mario Bernasconi, Sales Manager, Metso Paper, Board Business Line, tel. +39 031 518 111, mobile +39 339 237282

Tapani Nyman, Area Vice President, Sales, Metso Paper, Board Business Line, tel. +358 20 482180, mobile +358 40 0250461

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.